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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 2 1 2023

Washington, DC

8-70008

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Porter White Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Richard Arrington Jr. Blvd North, Suite 400
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Lavender	205-252-3681	kathryn@pwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC
(Name – if individual, state last, first, and middle name)

2000 Southbridge Parkway, Suite 501	Birmingham	AL	35209
(Address)	(City)	(State)	(Zip Code)

10/14/2003	669
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

Confidential Pursuant to Rule 17a-5(e)(3)

OATH OR AFFIRMATION

I, Goodloe H. White, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Porter White Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President and CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT
DECEMBER 31, 2022

TABLE OF CONTENTS

MAULDIN & JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Porter White Capital, LLC (the Company) as of December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2018.

Birmingham, Alabama
February 15, 2023

PORTER WHITE CAPITAL, LLC

STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2022 AND 2021

Assets	2022	2021
Cash	$ 74,354	$ 114,584
Other assets	1,982	2,034
Total assets	**$ 76,336**	**$ 116,618**
Liabilities and Members' Equity		
Members' equity:		
Members' capital	$ 68,000	$ 68,000
Accumulated surplus	8,336	48,618
Total members' equity	**76,336**	**116,618**
Total liabilities and members' equity	**$ 76,336**	**$ 116,618**

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Porter White Capital, LLC (PWC) is a limited broker dealer as set forth in its Form BD and, as such, engages in a limited range of activities. These activities can include advising companies on merger and acquisition transactions; and acting as placement agents for sales of unregistered securities. PWC is registered with the SEC as a broker-dealer and is a wholly owned subsidiary of Porter White Companies, Inc. (PW Companies).

The Certificate of Formation for PWC was filed on June 21, 2017, and the FINRA Membership Agreement was signed on December 29, 2017.

Basis of Presentation and Accounting Estimates

The financial statements of PWC are prepared under the accrual method of accounting.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results from investment banking activities could differ from those estimates.

Non-Covered Firm

As a Non-Covered Firm, PWC does not claim an exemption from SEA Rule 15c3.-3, in reliance on footnote 74 to SEC Release 34-70073. PWC represents that during the reporting period it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received (Rule 15c2-4 (a) or (b)(2); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). PWC's permitted business activities were private placements of securities and merger and acquisitions advisory services.

Cash and Cash Equivalents

For purposes of reporting cash flows, PWC considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2022 and 2021, there were no cash equivalents.

Receivables, Net

PWC uses the allowance method of accounting for uncollected receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against the existing allowance or against earnings. Receivables and the related allowance for doubtful accounts amounted to $0 at December 31, 2022 and 2021, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition, ASC-606 Disclosure

The revenue recognition guidelines in ASC-606 have been adopted by PWC. Revenue from contracts with customers is recognized when, or as, PWC satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service.

Financial Advisory. When PWC enters into an engagement with a client for financial advisory services, it may undertake to provide a fairness opinion. In this case, PWC is paid a fee upon signing the engagement letter and another fee when the fairness opinion is delivered and a definitive agreement relating to a transaction is signed. The initial fee or retainer is considered a customer deposit (liability) and is recognized as earned (income) when the fairness opinion is delivered. The fee for a fairness opinion is considered earned and is recognized when a definitive agreement relating to a transaction is signed and the fairness opinion delivered.

Investment Banking:

Private Placement Services. PWC provides clients with placement agent services for unregistered securities. PWC is paid a transaction fee based upon an agreed upon formula in the engagement letter upon the closing of the transaction. No private placement activities were undertaken for the years ended December 31, 2022 and 2021.

Merger and Acquisition Services. Advisory fees from mergers and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Income Taxes

PWC, a single member limited liability company (LLC), is a disregarded entity for tax purposes, and has elected not to be treated as a corporation. The activities of PWC will be accrued to member's individual tax returns on a consolidated basis at Porter White Companies, Inc., the Parent company.

Subsequent Events

PWC has evaluated all transactions, events, and circumstances for consideration or disclosure through February 15, 2023, the date these financial statements were available to be issued and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

NOTE 2. CONCENTRATION OF CREDIT RISK

PWC maintains its cash balances at high credit quality financial institutions. At various times throughout the years ended December 31, 2022 and 2021, PWC may have cash on deposit with the financial institutions in excess of federal depository insurance limits. PWC has not experienced and does not anticipate any credit losses on these deposits.